PROSPECT ACQUISITION CORP.

9130 Galleria Court, Suite 318

Naples, Florida 34109

October 27, 2009

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Sonia Gupta Barros & Erin E. Martin

Re:	Prospect Acquisition Corp.
Registration Statement on Form S-4, as amended
File No. 333-162116

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, and Rule 12b-6 of the Securities Exchange Act of 1934, as amended, Prospect Acquisition Corp., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the Company’s above-referenced Registration Statement on Form S-4, as amended, be accelerated to 5 p.m. Eastern Time on Wednesday, October 28, 2009, or as soon as practicable thereafter, unless you are orally or in writing notified to the contrary by the Company prior to such date and time.

The Company hereby acknowledges that:

•      should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please do not hesitate to contact Laurie A. Cerveny (617-951-8527) or Floyd I. Wittlin at (212-705-7466) of Bingham McCutchen LLP.

Sincerely,

PROSPECT ACQUISITION CORP.

/s/ David A. Minella
David A. Minella
Chief Executive Officer and Chairman

cc:	Floyd I. Wittlin, Esq., Bingham McCutchen LLP
Laurie A. Cerveny, Esq., Bingham McCutchen LLP
James J. Cahill, Prospect Acquisition Corp.
Lawrence Venick, Esq., Loeb & Loeb LLP
Gerald Chizever, Esq., Loeb & Loeb LLP